Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Receives $1.3 Million Payment towards Sale of Chief

July 21, 2010 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) has received a $1.3 million payment from Andover Ventures Inc. (TSX-V: AOX) and amended the existing agreement by which Genco has agreed to sell to Andover 13,034,769 shares of common stock of Chief Consolidated Mining Company.

Under the terms of the original agreement dated March 24, 2009, Andover was required to pay Genco $5 million on or before September 30, 2010 plus quarterly interest calculated at the US Prime Rate plus 2% (subject to a minimum rate of 4% per year). Under the terms of the new agreement, Andover has paid Genco $1.3 million and agreed to pay Genco a further $700,000 plus quarterly interest on or before October 31, 2010 and $2 million plus quarterly interest on or before September 24, 2011. Andover has pledged to Genco 27,071,804 shares of common stock of Chief (representing approximately 51% of Chief’s outstanding shares) as security for the outstanding balance of $2.7 million.

Genco’s Acting CEO, James Anderson stated, “We believe this payment from Andover reflects their continued efforts to complete the purchase of the Chief Shares as quickly as possible. The new terms better reflect the underlying value of the shares and give additional time for Andover to complete the transaction if needed.”

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco is evaluating options for the expansion of existing mining operations at La Guitarra Mine.

For further information, please contact:

Wayne Moorhouse
Chief Financial Officer
Telephone: (604) 682-2205
info@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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